November 4, 2009

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Douglas Brown

Re:	Apollo Gold Corporation Registration Statement on Form S-3 Filed on October 2, 2009 SEC File No. 333-162319

Dear Mr. Brown:

This letter sets forth the responses of Apollo Gold Corporation (“we” or “our”) to the comments contained in the staff’s comment letter dated October 20, 2009 (the “Comment Letter”) with respect to the above-referenced filing.  In connection therewith, we have filed by EDGAR an amended registration statement on Form S-3/A (the “Form S-3/A”) that incorporates the changes made in response to the Comment Letter, as well as certain other updated information.  For the convenience of the staff’s review, we have set forth the comments contained in the Comment Letter below along with our responses.  Page references appearing in the comment responses below refer to pages in the Form S-3/A.

1.
We note the reference to a footnote 25 in the column Common Shares Beneficially Owned Prior to the Offering in the selling shareholder table, but were unable to locate a footnote 25 following the table.  Please revise to clarify.

We have revised the footnotes in the Form S-3/A to correct the inadvertent reference to a footnote 26.  Please see page 27.

2.
Please file all omitted exhibits, including opinions of counsel, as soon as practicable.  Please allow us sufficient time to review the opinion before requesting acceleration of the registration statement’s effectiveness.

The omitted opinion of counsel is included in the Form S-3/A.  Please see Exhibit 5.1.

Registrant’s Closing Comments

We acknowledge a) that we are responsible for the adequacy and accuracy of the disclosure in the filing, b) that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing, and c) that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (720) 886-9656.

Sincerely,

/s/ Melvyn Williams

Melvyn Williams,
Chief Financial Officer and
Senior Vice President -
Finance and Corporate Development